

December 19, 2011

<u>Via E-mail</u>
Mr. Thomas A. George
Chief Financial Officer
Deckers Outdoor Corporation
495-A South Fairview Avenue
Goleta, CA 93117

      RE: Deckers Outdoor Corporation
                  Form 10-K for the Year ended December 31, 2010
                  Filed March 1, 2011
                  File No. 0-22446

Dear Mr. George:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                          Sincerely,

                                          /s/ Rufus Decker

                                          Rufus Decker
                                          Accounting Branch Chief